SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30130; File No. 812-13957]

IndexIQ Advisors LLC and IndexIQ Active ETF Trust; Notice of Application

July 9, 2012

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements.

<u>Summary of the Application</u>: Applicants, including an actively-managed open-end exchange traded fund, request an order that would permit them to enter into and materially amend subadvisory agreements without shareholder approval and would grant relief from certain disclosure requirements.

<u>Applicants</u>: IndexIQ Advisors LLC ("Manager") and IndexIQ Active ETF Trust ("Trust").

<u>Filing Dates</u>: The application was filed on September 9, 2011, and amended on March 6, 2012, March 27, 2012, and May 15, 2012.

<u>Hearing or Notification of Hearing</u>: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on August 2, 2012, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, c/o IndexIQ Advisors LLC, 800 Westchester Avenue, Suite N-611, Rye Brook, New York 10573.

<u>For Further Information Contact</u>: Emerson S. Davis, Senior Counsel, at (202) 551-6868, or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

<u>Supplementary Information</u>: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1. The Trust is organized as a Delaware statutory trust and will be registered under the Act as an open-end management investment company. The Trust plans to offer series ("Funds") that will operate as actively-managed exchange-traded funds ("ETFs") in reliance on an exemptive order,[1] each with its own investment objective, policies and restrictions.

2. IndexIQ Advisors LLC, a Delaware limited liability company, is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). The Manager will serve as the investment adviser to each Fund. The Manager will have an investment advisory agreement with each Fund (an "Investment Advisory Agreement") approved by the board of trustees of the Trust (the "Board"),[2] including a majority of the trustees who are not "interested

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[1] *See* Application for IndexIQ Advisors LLC, et al., filed with the Commission on September 9, 2011, as amended (File No. 812-13956).

[2] The term "Board" also includes the board of trustees or directors of future Funds.

persons," as defined in section 2(a)(19) of the Act (the "Independent Board Members"), and the

shareholders of each Fund.[3]

3.   Under the Investment Advisory Agreement, the Manager will be responsible for

providing a program of continuous investment management to each Fund in accordance with the

investment objective, policies and limitations of the Fund. The Investment Advisory Agreement

permits the Manager to enter into separate advisory agreements ("Sub-Advisory Agreements")

with sub-advisers ("Sub-Advisers"). The specific investment decisions for each Fund are made

by the Manager based on purchase and sale recommendations from one or more Sub-Advisers

selected by the Manager to focus on all or a portion of the assets of the Fund or, at the discretion

of the Manager, by the Sub-Advisers themselves with respect to the portion of any Fund

portfolio allocated to them, subject to the general supervision by the Manager and the Board.

The Manager will select Sub-Advisers based on an evaluation of the Sub-Adviser's performance,

the Sub-Adviser's fees and services in relation to other investment advisers performing similar

services, the nature of the advice provided by the Sub-Adviser and the Sub-Adviser's reputation

in the investment community. Sub-Advisers will be subject to approval by the Board, including

a majority of the Independent Board Members. The Manager will monitor and evaluate the

performance of Sub-Advisers and recommend to the Board their hiring, termination and

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[3]   Applicants also request relief with respect to future Funds and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by IndexIQ Advisors LLC or an entity person controlling, controlled by, or under common control with IndexIQ Advisors LLC (any such entity, included in the term "Manager"); (b) uses the management structure described in the application ("Multi-Manager Structure"); and (c) complies with the terms and conditions contained in the application (included in the term "Funds"). The Trust is the only existing investment company that currently intends to rely on the requested order. If the name of any Fund contains the name of a Sub-Adviser (as defined below), the name of the Manager, including the legal name of the Manager and/or any "doing business as" or business unit names used by the Manager, will precede the name of the Sub-Adviser.

replacement. The Manager will compensate each Sub-Adviser out of the advisory fees paid to the Manager by the Fund.

4. Applicants request an order to permit the Manager, subject to Board approval, to enter into and materially amend Subadvisory Agreements without obtaining shareholder approval. The requested relief will not extend to any Sub-Adviser who is an affiliated person, as defined in section 2(a)(3) of the Act, of a Fund, the Trust or the Manager, other than by reason of serving as a Sub-Adviser to one or more of the Funds ("Affiliated Sub-Adviser").

5. Applicants also request an exemption from the various disclosure provisions described below that may require the Funds to disclose fees paid by the Manager to the Sub-Advisers. An exemption is requested to permit a Fund to disclose (both as a dollar amount and as a percentage of the Fund's net assets): (a) the aggregate fees paid to the Manager and any Affiliated Sub-Advisers; and (b) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (collectively, "Aggregate Fee Disclosure"). Any Fund that employs an Affiliated Sub-Adviser will provide separate disclosure of any fees paid to the Affiliated Sub-Adviser.

6. Applicants state that the requested relief is unusual insofar as the requested order seeks relief for an ETF. Applicants note, however, that the requested relief is substantially identical to multimanager relief already granted by the Commission for other ETFs. Applicants believe that operations of the Funds under the requested order address the concerns historically considered by the Commission when granting identical relief to mutual funds. Applicants believe that similar to shareholders of a mutual fund who may "vote with their feet" by redeeming their individual shares at net asset value ("NAV") if they do not approve of a change in sub-adviser or sub-advisory agreement, Fund shareholders will be able to sell shares in the secondary market at negotiated prices that closely track the relevant Fund's NAV if they do not

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approve of a change. Applicants state that the Funds will rely on the same delivery mechanisms currently used by certain mutual funds to ensure that shareholders who purchase shares in the secondary market receive a prospectus and all of the information that would have been provided with a proxy statement, except for the modifications discussed below, under the Modified Notice and Access Procedures. Applicants note that the requested relief is not broader in scope than the relief previously granted to mutual funds.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by a vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve the matter if the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation.

3.   Rule 20a-1 under the Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Securities Exchange Act of 1934 ("Exchange Act"). Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fees," a description of the "terms of the contract to be acted upon," and,

if a change in the advisory fee is proposed, the existing and proposed fees and the difference

between the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required to be

included as part of investment company registration statements and shareholder reports filed with

the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require that investment

companies include in their financial statements information about investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission may exempt any person,

security, or transaction or any class or classes of persons, securities, or transactions from any

provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate

in the public interest and consistent with the protection of investors and the purposes fairly

intended by the policy and provisions of the Act. Applicants seek the same relief previously

granted to mutual funds, and believe that the requested relief is equally appropriate for ETFs.

Applicants state that the requested relief meets the necessary standards for the reasons discussed

below.

6.   Applicants assert that the shareholders rely on the Manager to select and monitor

the Sub-Advisers best suited to achieve a Fund's investment objectives**.** Applicants contend that,

from the perspective of the investor, the role of the Sub-Advisers is comparable to that of

individual portfolio managers employed by traditional investment advisory firms. Applicants

state that requiring shareholder approval of each Sub-Advisory Agreement would impose costs

and unnecessary delays on the Funds, and may preclude the Manager from acting promptly in a

manner considered advisable by the Board. Applicants note that the Investment Advisory

Agreements and any Sub-Advisory Agreement with an Affiliated Sub-Adviser will remain

subject to section 15(a) of the Act and rule 18f-2 under the Act.

7.   If a new Sub-Adviser is retained in reliance on the requested order, the Funds will

inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures

("Modified Notice and Access Procedures"): (a) within 90 days after a new Sub-Advisor is hired

for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-

manager Notice and Multi-manager Information Statement;[4] and (b) the Fund will make the

Multi-manager Information Statement available on the website identified in the Multi-manager

Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-

manager Information Statement) is first sent to shareholders, and will maintain it on that website

for at least 90 days. In the circumstances described in the application, a proxy solicitation to

approve the appointment of new Sub-Advisers provides no more meaningful information to

shareholders than the proposed Multi-manager Information Statement. Moreover, the applicable

Board would comply with the requirements of sections 15(a) and 15(c) of the 1940 Act before

entering into or amending Sub-Advisory Agreements.

8.   Applicants assert that many Sub-Advisers use a "posted" rate schedule to set their

fees. Applicants state that, while Sub-Advisers are willing to negotiate fees lower than those

posted in the schedule, they are reluctant to do so when the fees are disclosed to other

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[4]   A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule
14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other
things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that
the Multi-manager Information Statement is available on a website; (c) provide the website address; (d)
state the time period during which the Multi-manager Information Statement will remain available on that
website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and
(f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be
obtained, without charge, by contacting the Funds.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C
and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by
the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be
filed electronically with the Commission via the EDGAR system.

prospective and existing customers. Applicants submit that the requested relief will encourage

potential Sub-Advisers to negotiate lower subadvisory fees with the Manager.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the

following conditions:

1.   Before a Fund may rely on the requested order, the operation of the Fund in the

manner described in the application will be approved by a majority of the Fund's outstanding

voting securities, as defined in the Act, or, in the case of a Fund whose public shareholders

purchase shares on the basis of a prospectus containing the disclosure contemplated by condition

2 below, by the initial shareholder(s) before offering the Fund's shares to the public.

2.   The prospectus for each Fund relying on the requested order will disclose the

existence, substance and effect of the order. Each Fund relying on the requested order will hold

itself out to the public as utilizing the Multi-Manager Structure. The prospectus will prominently

disclose that the Manager has ultimate responsibility (subject to oversight by the Board) to

oversee the Sub-Advisers and to recommend their hiring, termination, and replacement.

3.   Funds will inform shareholders of the hiring of a new Sub-Adviser within 90 days

after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

4.   The Manager will not enter into a Sub-Advisory Agreement with any Affiliated

Sub-Adviser without that agreement, including the compensation to be paid thereunder, being

approved by the shareholders of the applicable Fund.

5.   At all times, at least a majority of the Board will be Independent Board Members

and the nomination of new or additional Independent Board Members will be at the discretion of

the then-existing Independent Board Members.

6.   Whenever a Sub-Adviser change is proposed for a Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Manager or the Affiliated Sub-Adviser derives an inappropriate advantage.

7.   The Manager will provide general management services to each Fund that is sub-advised, including overall supervisory responsibility for the general management and investment of the Fund's assets and, subject to review and approval by the Board, will: (a) set each Fund's overall investment strategies; (b) evaluate, select and recommend Sub-Advisers to provide purchase and sale recommendations to the Manager or investment advice to all or a part of the Fund's assets; (c) when appropriate, allocate and reallocate the Fund's assets among multiple Sub-Advisers; (d) monitor and evaluate the Sub-Advisers' performance; and (e) implement procedures reasonably designed to ensure compliance by the Sub-Advisers with the Fund's investment objective, policies and restrictions.

8.   No director, trustee or officer of the Trust or a Fund, or director, manager or officer of the Manager, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser except for: (a) ownership of interests in the Manager or any entity that controls, is controlled by, or is under common control with the Manager; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

9.   Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

10.   Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, has been

and will continue to be engaged to represent the Independent Board Members. The selection of

such counsel will be within the discretion of the then-existing Independent Board Members.

11.   In the event the Commission adopts a rule under the Act providing substantially

similar relief to that in the order requested in the application, the requested order will expire on

the effective date of that rule.

12.   The Manager will provide the Board, no less frequently than quarterly, with

information about the Manager's profitability on a per Fund basis. This information will reflect

the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable

quarter.

13.   Whenever a Sub-Adviser is hired or terminated, the Manager will provide the

Board with information showing the expected impact on the profitability of the Manager.

For the Commission, by the Division of Investment Management, under delegated

authority.

Kevin M. O'Neill
Deputy Secretary